UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-42412

Creative Global Technology Holdings Limited

Unit 03, 22/F, Westin Centre,

26 Hung To Road, Kwun Tong,

Kowloon, Hong Kong
People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

EXPLANATORY NOTE

This Form 6-K is hereby incorporated by reference into the Registration Statement of Creative Global Technology Holdings Limited (the “Company”) on Form S-8 (Registration Number 333-284400), to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

ITEM 1 - INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Resignation and Appointment of Independent Director

Michael Osofsky

On December 31, 2025, Mr. Michael Osofsky resigned as the independent director of the board of directors (the “Board”) and Chairman of Nominating and Corporate Governance Committee of the Board, effective on December 31, 2025. Mr. Michael Osofsky has indicated his resignation is for personal reasons and not due to any disagreement with the Company.

Xinyu Liao

On December 31, 2025, the Board of the Company approved Mr. Michael Osofsky’s resignation as Independent Director and appointment of Mr. Xinyu Liao as Independent Director and Chairman of Nominating and Corporate Governance Committee of the Board of the Company, effective on December 31, 2025, to fill the vacancy of Independent Director and Chairman of Nominating and Corporate Governance Committee of the Board.

The biographical information of the newly appointed Independent Director and Chairman of Nominating and Corporate Governance Committee of the Board is set forth below:

Mr. Xinyu Liao, age 55, possesses around 10 years in pre-owned consumer electronics product trading business. From May 2025 to present, Mr. Liao serves as a director at Formosa (Hong Kong) Co., Ltd., responsible for business development of sales in commodity trading and risk management related software system. From November 2016 to present, Mr. Liao also serves as a director and general manager at Jicheng Technology (Shenzhen) Co., Ltd., responsible for investment and project management of environmental and energy-saving projects. and pre-owned consumer electronics products trading. From January 2006 to October 2016, Mr. Liao served as deputy general manager at Shenzhen Boyi Technology Co., Ltd., responsible for sales and business development of environmental and energy-saving products and equipment, investment and project management of environmental and energy-saving projects. From August 1993 to December 2005, Mr. Liao served as an engineer at the National Construction and Urban Machinery Quality Supervision and Inspection Center. In July 1993, Mr. Liao graduated from the Department of Chemical Engineering of Hunan University.

There are no arrangements or understandings between Mr. Liao and any other persons pursuant to which he was appointed as the Company’s Independent Director and Chairman of Nominating and Corporate Governance Committee of the Board. There is no family relationship between Mr. Liao and any director, executive officer, or person nominated or chosen by the Company to become a director or executive officer of the Company. The Company has not entered into any transactions with Mr. Liao that would require disclosure pursuant to Item 404(a) of Regulation S-K under the Securities Exchange Act of 1934, as amended.

Mr. Liao signed a Director Service Agreement on December 31, 2025, which is filed hereto as Exhibit 10.1. Pursuant to the Director Service Agreement, Mr. Liao’s annual cash retainer is HK$ 84,000. Mr. Liao will also be eligible to participate in Company’s certain benefits as may be offered from time to time. The foregoing description is qualified by reference to the full text of the Director Service Agreement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 31, 2025	Creative Global Technology Holdings Limited

	By:	/s/ Hei Tung (“Angel”) Siu
Hei Tung (“Angel”) Siu
Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description
10.1	Director Service Agreement by and between the Company and Xinyu Liao dated December 31, 2025

4